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Katherine Corey Counsel Katherine.Corey@dechert.com +1 215 994 2053 Direct +1 215 994 2222 Fax

September 29, 2025

VIA EDGAR

Mindy Rotter
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Lord Abbett Corporate Opportunities Fund (811-23655) and Lord Abbett Credit Opportunities Fund (811-23383) (each, a “Fund” and collectively, the “Funds”)

Dear Ms. Rotter:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 4, 2025, regarding the Staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of filings on Form N-CSR relating to the fiscal year ended December 31, 2024. The Funds have considered these comments and have authorized us to make the responses discussed below on their behalf. Each of the Staff’s comments is presented below and each comment is followed by the applicable response.

Comment 1: The Staff noted that the Lord Abbett Credit Opportunities Fund had exposure to derivatives during the last fiscal year. The management’s discussion of fund performance (“MDFP”) does not discuss the effects of such derivatives exposure. If the Fund’s performance was materially affected by the derivatives exposure, there should be a discussion of the impact of the derivatives in the MDFP. Please ensure that future reports include disclosure discussing the impact of derivatives on fund performance in the MDFP, if applicable.

Response 1: Going forward, the Funds will include a discussion of a Fund’s derivatives exposure on Fund performance in the MDFP if such Fund’s use of derivatives has a material impact on the Fund’s performance.

Comment 2: The Staff noted that each Fund responded “Not Applicable” to Item 11 of From N-CSR. Please explain in correspondence why this item is not applicable and reference the instruction noted in Item 11 of Form N-CSR as part of the response. In addition, going forward, please confirm in correspondence that if the response is not applicable, an explanation will be provided.

Response 2: The Funds submit that the Form N-CSR instructions require the inclusion of a statement regarding the basis for approval of an investment advisory contract if a fund’s board of directors approves such a contract during the fund’s most recent fiscal half-year. Because the Funds’ Board of Trustees’ approvals of the Funds’ respective investment advisory contracts during the semi-annual reporting period, a “Statement Regarding Basis for Approval of Investment Advisory Contracts” was included as part of each Fund’s report to shareholders filed under Item 1(a) of Form N-CSR for the six-months ended June 30, 2024, such disclosure was not required in the reports covering the fiscal year ended December 31, 2024. Going forward, for any reporting period during which the Board of Trustees did not approve an investment advisory contract, the Funds will revise the response to Item 11 of Form N-CSR to state “The Fund’s Board of Trustees did not approve any investment advisory contract during the Fund’s most recent fiscal half-year.”

Comment 3: The title of the individual signing the certifications contained in Form N-CSR does not specifically include the title of “Principal Financial Officer.” Please confirm in correspondence that the individual who signed the certifications provided with the filings is the Funds’ Principal Financial Officer. Please also confirm in correspondence that such title will be included in the signed certifications going forward.

Response 3: The Funds confirm that Michael J. Hebert is the Principal Financial Officer of the Funds. Beginning with the reporting period ending June 30, 2025, Michael J. Hebert’s signatures to the certifications contained in Form N-CSR have been revised to include the title of “Principal Financial Officer.” Additionally, the Funds confirm that such title will be included with the signed certifications in future Form N-CSR filings.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (215) 994-2053.

Sincerely,

/s/ Katherine Corey
Katherine Corey

cc:	Christine Sun, Lord, Abbett & Co. LLC
Michael J. Hebert, Lord, Abbett & Co. LLC